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                            [FUNCO, INC. LETTERHEAD]

                                  March 5, 1999

Mr. George Mileusnic
111 South Whittier, Suite 230
Wichita, KS  67207

Dear George:

Because you are in independent member of the Board of Directors, have been a chief financial officer of publicly traded companies, and have had substantial experience in mergers and acquisitions in which publicly traded companies were involved, the Board has asked you to be the principal contact in the Board's consideration of strategic alternatives, including a possible sale of all of Funco's outstanding shares, or all or substantially all of its assets, to a third party in order to enhance shareholder value of Funco. As you know, William Blair & Company has been selected as the investment banker to represent the Company. You will serve as the principal person acting on behalf of the Company in dealing with William Blair & Company, negotiating on behalf of the Company (with either William Blair & Company or interested third party buyers). Your principal contact at Funco will be the undersigned. You will also periodically report to the Board or the Executive Committee, as the case may be, on the status of negotiations and matters which require Board consideration.

The Board recognizes the duties you have now agreed to assume are in addition to your other duties as a member of the Board. Accordingly, in addition to the regular Board fees paid to you, Funco agrees to pay you the sum of $150.00 per hour for the additional duties herein undertaken by you, plus your out-of-pocket expenses reasonably incurred. Reimbursements and payment will be payable upon your submission of statements, invoices or the like to Robert M. Hiben only. The above compensation and reimbursement shall be paid whether or not a transaction is completed.

I want to reiterate the sensitive and confidential nature not only of the engagement by Funco of William Blair & Company, but also the status of negotiations with third parties, whether successful or not. We will refer to this matter as "Project Eden."

On behalf of the Board, the undersigned thanks you for your assistance.

Please indicate your acceptance of these terms by signing and returning the enclosed copy of this letter to the undersigned (marked "Personal and Confidential, To Be Opened By Addressee Only").

                                      Very truly yours,

                                      FUNCO, INC.


                               By:    /s/ STANLEY A. BODINE
                                      ----------------------------
                                      Stanley A. Bodine
                                      Its President and Chief Operating Officer

                                      ACCEPTANCE

Accepted this 5 day of March, 1999


                                      /s/ GEORGE MILEUSNIC
                                      --------------------------
                                      George Mileusnic

SAB/kep

cc:    Members of Board of Directors of Funco, Inc.
       Robert M. Hiben, Chief Financial Officer
       Moss & Barnett, A Professional Association